Morgan Crucible

2009 FEB 19 A 11:27

5th February 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Suppl

09045373

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
MAR 2 2009
THOMSON REUTERS

Enclosure

ISSUER FILE NO.
The Morgan Crucible Company plc 82-3387

RNS Number : 8593M
Morgan Crucible Co PLC
05 February 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to the	Legal & General Group Plc

notification obligation:	(L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	02 February 2009
6. Date on which issuer notified:	04 February 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0006027295	10,757,242	10,757,242	10,940,581	10,940,581		4.04	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,940,581	4.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	

Legal & General Group Plc (Direct) (L&G) (10,940,581 - 4.04% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,974,974 - 3.69 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (9,974,974 - 3.69 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 270,206,256
14. Contact name:	Tracey Bigmore
15. Contact telephone number:	01753 837000

END

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 7878L
Morgan Crucible Co PLC
16 January 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the	Legal & General Group Plc

notification obligation:	(L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 January 2009
6. Date on which issuer notified:	15 January 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB0006027295	12,509,271	12,509,271	10,757,242	10,757,242		3.98	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,757,242	3.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	

Legal & General Group Plc (Direct) (L&G) (10,757,242 - 3.98% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,791,635 - 3.62 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (9,791,635 - 3.62 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 270,206,256

14. Contact name:	Tracey Bigmore
15. Contact telephone number:	01753 837000

This information is provided by RNS
The company news service from the London Stock Exchange

END

RNS Number : 7335L
Morgan Crucible Co PLC
15 January 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
Reason for notification	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**no**
An event changing the breakdown of voting rights	**no**
Other (please specify):	

	no
Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
Date of transaction (and date on which the threshold is crossed or reached if different):	**14 January 2009**
Date on which issuer notified:	**15 January 2009**
Threshold(s) that is/are crossed or reached:	**17%**

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	**GB0006027295**
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
45,925,325	45,925,325

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
46,169,109	27,097,108	19,072,001	10.028%	7.058%

Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
46,169,109	17.087%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
Name of proxy holder:	
Number of voting rights proxy holder will cease to hold:	

Date on which proxy holder will cease to hold voting rights:	

Additional information:

Contact name: **Tracey Bigmore**

Contact telephone number: **01753 837000**

This information is provided by RNS
The company news service from the London Stock Exchange

END

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Acquisition
Released	07:00 06-Jan-09
Number	1429L07

RNS Number : 1429L
Morgan Crucible Co PLC
06 January 2009

THE MORGAN CRUCIBLE COMPANY PLC ("MORGAN CRUCIBLE") INCREASES ITS STAKE IN NP AEROSPACE TO BECOME MAJORITY SHAREHOLDER

Morgan Crucible is pleased to announce it will be increasing its equity stake in NP Aerospace from 49% to 60% by acquiring 11% of the ordinary share capital of the company from the management and Employee Benefit Trust for a consideration of £12.2 million. As a result NP Aerospace will be fully consolidated in to the Morgan Crucible accounts with immediate effect.

NP Aerospace is a composite technical moulding and vehicle integration business that develops, manufactures and markets ballistic protective and other composite products in the defence and civil sectors. It is based in Coventry, UK with approximately 300 employees and has a strong position in the UK with the Ministry of Defence. NP Aerospace has a high degree of experience and expertise in armour systems for military vehicle protection and has been responsible for integrating a significant number of vehicle systems, including Mastiff, used by the British Army. In addition, NP Aerospace enjoys unique areas of application know-how in products such as personal body armour, military helmets, explosive ordnance suits and protective kits for a wide range of vehicles.

The transaction for this 11% tranche of equity has been accelerated from the timetable in the original investment agreement of 1st August 2007 with the consideration payable ultimately dependent on the EBITDA achieved in 2009. Management and the Employee Benefit Trust retain a 40% equity stake and a phased process is in place for Morgan Crucible to acquire this remaining equity in four equal annual instalments starting in early 2010. The consideration payable for the future equity purchases will continue to be based on 7.25 times the EBITDA of the company for the relevant calendar year.

Mark Robertshaw, Chief Executive Officer of Morgan Crucible said "I am delighted that we have accelerated the programme of purchasing the outstanding equity of NP Aerospace. Since our initial investment in August 2007 the relationship between Morgan Crucible and NP Aerospace has strengthened and both parties have capitalised on the many benefits that we bring to each other. NP Aerospace has enjoyed a year of significant growth in 2008 and is extremely well positioned to continue this track record in 2009, helped by Morgan Crucible's resources and global reach. Being able to consolidate the results of NP Aerospace in Morgan Crucible's accounts also means that the underlying performance and value of the NP Aerospace will now be fully visible in our financial reporting."

Roger Medwell, Chief Executive Officer of NP Aerospace said "Like Morgan Crucible, differentiation of our products by innovative use of our advanced materials continues to be our mission. Since the original investment in 2007, NP Aerospace and Morgan Crucible have worked effectively together, combining our complementary materials, ballistic protective and design expertise to develop a comprehensive range of solutions to defend against ever-changing threats. The NP Aerospace team look forward to working even more closely with Morgan Crucible to meet the demanding requirements of our customers and to capitalise on Morgan Crucible's infrastructure to realise the full potential of the business."

Notes for Class 2 purposes:

The total consideration paid by Morgan Crucible for this additional 11% of NP Aerospace is £12.2 million paid in cash. 10.1% has been acquired as of 5th January 2009 and it has been agreed that a further 0.9% will be acquired from the Employee Benefit Trust within the next two weeks.
In 2007 NP Aerospace revenues were £51.8 million and EBITDA £9.5 million, a margin of 18.4%. As at 31st December 2007 NP Aerospace had gross assets of £36.8 million.
(All the above numbers are quoted from the statutory accounts based on UK GAAP.)
The order book for the business currently stands at approximately £160 million.

For further enquiries:

Mark Robertshaw / Kevin Dangerfield Morgan Crucible 01753 837300
Mike Smith / Robin Walker
Finsbury 020 7251 3801

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